Absolute Shares Trust
c/o Millington Securities, Inc.
331 Newman Springs Rd Suite 122
Red Bank, New Jersey 07701

November 16, 2020

VIA EDGAR TRANSMISSION

Mr. Dave Manion
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:     Absolute Shares Trust (the “Trust”)
    File Nos. 333-192733 and 811-22917

Dear Mr. Manion:

This correspondence is in response to comments the Trust received from the staff of the Commission (the “Staff”) with respect to the financial statements filed on Form N-CSR for the series of the Trust and the fiscal year end June 30, 2020, as set forth in the table below (collectively, the “Funds”):

WBI BullBear Rising Income 3000 ETF | WBIE
WBI BullBear Value 3000 ETF | WBIF
WBI BullBear Yield 3000 ETF | WBIG
WBI BullBear Quality 3000 ETF | WBIL
WBI BullBear Global Income ETF | WBII
WBI Power Factor® High Dividend ETF | WBIY
WBI BullBear Trend Switch US 3000 Total Return ETF | WBIT
WBI BullBear Trend Switch US Total Return ETF | WBIN

For your convenience, your comments have been reproduced with the Trust’s response following each comment.

Comment 1.Regarding the Trend Switch ETFs, the Statements of Operations reflect that certain professional fees and director’s fees and expenses were paid by the funds in addition to management fees. Please confirm that such fees and expenses correlate with items excluded from the Advisor’s and Sub-Advisor’s obligations to pay the expenses of the Funds.

Response:    The Trust confirms that the professional fees and director’s fees and expenses in the Trend Switch Funds’ Statements of Operations are independent Trustee counsel fees and compensation and expenses of the independent Trustees, respectively, as described in the second paragraph of Note 3 to the financial statements in the Funds’ Annual Report dated June 30, 2020.

Comment 2.Note 2 to the financial statements in the Funds’ Annual Report dated June 30, 2020 states that “Shares in privately offered liquidity funds are valued at their NAV per share.” However, the note also shows that “Investments Purchased With Proceeds From Securities Lending” (which were privately offered liquidity funds) were valued using Level 2 inputs. Please explain why the NAV per share for such privately offered liquidity funds constitutes a Level 2 input.

Response:    The Trust considers the NAV per share of privately offered liquidity funds to be Level 2 inputs because such NAVs are not observable inputs that are publicly accessible.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Steven Van Solkema
Steven Van Solkema
Treasurer and Principal Financial Officer